15202 Graham Street, Huntington Beach, CA 92649

November 5, 2014

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

100 F Street, NE

Washington, D.C. 20549

Re:	Quiksilver, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2013

Filed December 23, 2013

File No. 001-14229

Dear Ms. Jenkins:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 23, 2014 (the “Comment Letter”) regarding the above-referenced filing of Quiksilver, Inc. (the “Company”). The numbered responses set forth below correspond with the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended October 31, 2013

Financial Statements, page 47

Note 13 – Income Taxes, page 68

SEC Comment

1.	We note that you evaluated the recoverability of your deferred tax assets at the end of fiscal 2013 and based on this evaluation, a valuation allowance of $157 million was recorded as of October 31, 2013 primarily in the EMEA segment. Please explain to us in more details the facts and circumstances that led you to increase the valuation allowance for the year ended October 31, 2013 and why you believe that it is more likely than not that these deferred tax assets will not be realized. Refer to the guidance in 740-10-30-5 and 740-10-30-17 through 25 of the FASB Accounting Standards Codification.

Company Response

Background Information

The deferred tax assets for which the valuation allowance was recorded at October 31, 2013 belong to the Company’s French tax group (the “Group”) consisting of twelve France-domiciled legal entities. The results of operations for eleven of these twelve entities are reported within the Company’s EMEA segment while the remaining entity is reported within the Company’s Corporate Operations segment. The Group contains the majority of EMEA segment overhead and back office costs that support the Group’s entities as well as 18 additional non-French entities that comprise the remainder of the EMEA segment. It should be noted that approximately 90% of the Group’s deferred tax assets were net operating loss carry-forwards generated during the Company’s previous ownership of the Rossignol business, which was sold by the Company during fiscal 2009. The Company evaluates the recoverability of its deferred tax assets quarterly following the guidance of ASC 740-10-30-16 through 25 and assesses the cumulative income/loss positions of each of the Company’s tax groups. As of October 31, the Group’s trailing three-year cumulative income position was as follows for the most recent four fiscal years:

Fiscal Year	Group’s 3-Yr Cumulative Income
2010	$135 million
2011	$97 million
2012	$51 million
2013	$12 million

Company Assessment at October 31, 2013

For the fiscal years ended October 31, 2013 and 2012, the Group had generated losses of $15 million and $8 million, respectively. In the fourth quarter of fiscal 2013, the Group’s updated forecasts projected continuing losses of approximately $18 million and $12 million, respectively, for fiscal 2014 and 2015. Consequently, the Company considered whether a valuation allowance should be recorded against the Group’s remaining deferred tax assets considering the fact that it expected to be in a trailing three-year cumulative loss position in the foreseeable future.

The Company reviewed ASC 740-10-30-5 and ASC 740-10-30-16 through 25 for the appropriate considerations regarding the establishment of a valuation allowance against deferred tax assets, including the following:

•	All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.

•	A valuation allowance shall be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

•	Future realization of the tax benefit of an existing deductible temporary difference or carry-forward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carry-back or carry-forward period available under the tax law.

•	An entity shall consider tax-planning strategies in determining the amount of valuation allowance required.

•	Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.

•	Other examples of negative evidence include, but are not limited to, …losses expected in early future years (by a presently profitable entity).

•	Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, …a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carry-forward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

•	An entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.

•	A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

Based on the Company’s review of the applicable accounting literature and related guidance, the Company concluded that a valuation allowance should be established as of October 31, 2013 to reduce deferred tax assets to an amount that was more likely than not to be realized based on the weight of all available evidence, both positive and negative, with greater weight placed on information that is objectively verifiable. The Company’s quarterly assessment of the positive and negative evidence concerning the Group’s deferred tax assets at the end of fiscal 2013 included:

Positive evidence:

•	Prior to fiscal 2011, the Group had a 15+ year history of profitable operations.

•	Losses can be carried forward indefinitely in France.

•	As noted above, the Group remained in a trailing three-year cumulative income position as of the end of fiscal 2013, although the amount was not considered meaningful in relation to the amount of the Group’s net deferred tax assets ($157 million).

•	In May 2013, the Company had announced a global profit improvement plan that was expected to increase worldwide Adjusted EBITDA by approximately $150 million by the end of fiscal 2016 versus that achieved in fiscal 2012. This improvement was expected to be reflected in all geographies, including France, but any significant positive results of the plan had not yet been demonstrated.

Negative evidence:

•	The Group had experienced operating losses for each of the prior two fiscal years, reducing the Group’s trailing three-year cumulative income position as noted above.

•	The Group’s updated forecasts did not project taxable income to be generated during the Company’s forecast horizon of the next three fiscal years.

•	Given the relatively low trailing three-year cumulative income position of the Group, and the projected fiscal 2014 operating loss, it was imminent that the Group would fall into a trailing three-year cumulative loss position in fiscal 2014. The Company understood the views of the Commission indicating that a trailing three-year cumulative operating loss was considered to be strong objective negative evidence regarding the potential realization of deferred tax assets.

•	There were recent changes under French tax law limiting the Company’s ability to utilize NOL carry-forwards to 50% of French taxable income in any given year.

•	The Group did not have significant deferred tax liabilities (less than $1 million) that could reverse in future years.

•	The Company was not aware of any viable tax-planning strategies that would enable it to increase the realization of the Group’s deferred tax assets.

As noted previously, the guidance requires a weighing of all evidence, both positive and negative, and states that the weight given to evidence should be “commensurate with the extent to which it can be objectively verified” (ASC 740-10-30-23).

The recent financial performance of the Group was considered objectively verifiable. The Company also considered certain elements of its profit improvement plan which had already occurred to be objectively verifiable (a list of operational initiatives, target dates for meeting those initiatives, and the fact that the Company had met the target dates for certain initiatives up to that point in time, etc.). However, there were highly subjective elements to other portions of the profit improvement plan (whether the Company would be able to continue to execute the plan efficiently, what the operating results would actually be, when and where those benefits would be realized, etc.). Additionally, the fact that the Group had under-performed versus its annual projections for each of the prior four fiscal years was considered objectively verifiable.

Based on the recent losses of the Group, it was considered imminent that the Group would fall into a trailing three-year cumulative loss position. Even without its projected future losses (and without any projected future income), the Group expected to fall into a trailing three-year cumulative loss position by the end of fiscal 2014. It should be noted that the Group’s actual operating results caused its projected fiscal 2014 trailing three-year cumulative position to transition to a loss of $23 million, $48 million, and $47 million, respectively, for each of the first three quarters of fiscal 2014.

Based on the factors noted above, the Company believed that the objectively verifiable negative evidence regarding its ability to realize the Group’s deferred tax assets outweighed the objective and subjective positive evidence to the contrary. Although the Group remained in a trailing three-year cumulative income position as of the end of fiscal 2013, it was considered imminent that the Group would transition to a three-year cumulative loss position in fiscal 2014 based on future projected losses and it was unclear as to when the Group could be reasonably expected to return to profitability. As a result, under the principles of ASC 740, the Company determined that it was more likely than not that none of the deferred tax assets of the Group would be realized in the foreseeable future and a full valuation allowance should be recorded as of the end of fiscal 2013. In future filings, we will provide greater clarity regarding the positive and negative evidence considered in determining any valuation allowance adjustments.

Note 20 – Condensed Consolidated Financial Information, page 75

SEC Comment

2.	If you continue to have multiple subsidiary guarantors, confirm and revise in future filings to disclose that the remaining subsidiary guarantors have jointly and severally guaranteed the Senior 2020 Note co-issued by Quiksilver, Inc. and QS Wholesale, Inc. See Rule 3-10(i)(8)(iii) of Regulation S-X.

Company Response

We note the Staff’s comment and confirm that our guarantor subsidiaries have jointly and severally guaranteed the Senior 2020 Notes. We will update our disclosure in future filings, beginning with our fiscal 2014 10-K, to clarify this fact as follows:

In July 2013, the Company issued $225 million aggregate principal amount of its 2020 Notes. These notes were issued in a private offering that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). They were offered within the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside of the United States only to non-U.S. investors in accordance with Regulation S under the Securities Act. In November 2013, these notes were exchanged for publicly registered notes with identical terms. Obligations under the Company’s 2020 Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by certain of its 100% owned domestic subsidiaries.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate filing our Form 10-K for fiscal 2014 on or about December 15. If possible, we would hope to have cleared any outstanding questions regarding our fiscal 2013 Form 10-K before then. Please let us know if there is any additional information we can provide to assist the Staff in resolving these comments. Please feel free to call me at (714) 889-6007 or e-mail me at Richard.Shields@quiksilver.com.

Sincerely,

QUIKSILVER, INC.

/s/ Richard Shields
Richard Shields
Chief Financial Officer

cc:	Andrew P. Mooney, Chief Executive Officer

Brian McAllister, Securities and Exchange Commission

Joanna Lam, Securities and Exchange Commission

Linnsey Caya, Vice President, General Counsel

Michael Henry, Vice President, Worldwide Controller